

November 10, 2022

Jeffrey H. Smulyan
Chief Executive Officer
Monument Circle Acquisition Corp.
One EMMIS Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

> **Re: Monument Circle Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2022**
> **File No. 001-39876**

Dear Jeffrey H. Smulyan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 1, 2022

General

1. We note proposal number one contains two proposals. One proposal is asking shareholders to vote to extend the time to complete the transaction and the other requests shareholders to vote to permit the board to terminate early. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser